UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934


                             Gulfmark Offshore Inc.


                                (Name of Issuer)


                                  Common Stock


                         (Title of Class of Securities)


                                    402629109


                                 (CUSIP Number)


                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (212) 526-0858


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 28, 2006


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).


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CUSIP No.   402629109

1)  Name of Reporting Person

     Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person

     13-3216325

2) Check the Appropriate box if a Member of a Group (see instructions)

     (a) [ ]
     (b) [ ]

3)  SEC Use Only

4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [ ]

6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)  Sole Voting Power
              2,194,866

         8)  Shared Voting Power
              -0-

         9)  Sole Dispositive Power
              2,194,866

         10) Shared Dispositive Power
               -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,194,866

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)
      10.75% (1)

14) Type of Reporting Person
       HC/CO

(1) Based on 20,424,325 shares of Gulfmark Offshore Inc's Common Stock outstanding as of March 9, 2006 as reported on its most recent Annual Report on Form 10-K.

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                                  SCHEDULE 13D


Item 2.  Identity and Background

No change except as set forth below.

On April 7, 2006 Shearson Oil Services Partners ("SOS Partners") of which Lehman Brothers Holdings Inc. ("Holdings") was the General Partner, was dissolved and wound up and distributed 2,473,090 shares of Common Stock of Gulfmark Offshore, Inc. (the "Common Stock")as follows:

         2,194,866 shares to Holdings
         139,112 shares to David J. Butters
         139,112 shares to Robert B. Millard

As a result, Holdings no longer beneficially owns the 278,224 shares of Common Stock distributed to Messrs. Butters and Millard.

Item 5. Interest in Securities of the Issuer

Since the filing of the Reporting Person's Amendment No. 6 to Schedule 13D on March 15, 2006, there has been no other change to the amount of Common Stock beneficially owned by the Reporting Person, except as set forth in paragraph (c) below. Percentages are based on 20,424,325 shares of Common Stock outstanding as of March 9, 2006, as reported in Gulfmark Offshore, Inc.'s most recent Annual Report on Form 10-K.

(a)           See cover page.

(b)           See cover page.

(c) On April 7, 2006, SOS Partners made a final distribution of 2,473,090 shares of Common Stock to its partners as follows:

              Holdings                      2,194,866
              David J. Butters              139,112
              Robert B. Millard             139,112

As of the date hereof, Holdings directly beneficially owns 2,149,866 shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 28, 2006


                                              LEHMAN BROTHERS HOLDINGS INC.

                                              By:  /s/ Barrett S. DiPaolo
                                                   ------------------------
                                                   Name: Barrett S. DiPaolo
                                                   Title:  Vice President




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